ZODIAC EXPLORATION INC.

MANAGEMENT’S DISCUSSION & ANALYSIS

The following is Management’s Discussion and Analysis (“MD&A”) of the performance, financial condition and future prospects of Zodiac Exploration Inc. (“Zodiac” or “the Company”), is prepared effective May 22, 2013 and should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and six months ended March 31, 2013, including the notes thereon, as well as with the Company’s audited consolidated financial statements for the year ended September 30, 2012 and related MD&A. With its head office based in Calgary, Alberta, Canada, Zodiac is primarily engaged in the exploration for, and development of, oil and gas interests in California, USA. Common shares of the Company are listed on the TSX-Venture Exchange under the symbol “ZEX”.

The financial information in this MD&A is derived from the Company’s unaudited interim consolidated financial statements for the three and six month periods ending March 31, 2013. All amounts are expressed in Canadian dollars unless otherwise indicated and prepared in accordance with United States of America generally accepted accounting principles (“US GAAP”).

Additional information about Zodiac and its business activities is available on SEDAR at http://www.sedar.com, EDGAR at http://www.sec.gov/edgar, and at http://www.zodiacexploration.ca.

HIGHLIGHTS

During the second quarter of our 2013 fiscal year, Zodiac:

•	Announced that the first well under the farmout agreement (“Farmout Agreement”) between the Company and Aera Energy LLC (“Aera”) was spudded on February 5, 2013. Under this agreement Aera has acquired the right to earn a 50% interest in up to approximately 19,600 net acres of Zodiac lands located in Kings County, California provided it fulfills its drilling commitments as required for each earning scenario under the Farmout Agreement.
•	Completed the reconstitution of the management team and board of directors;
•	Continued farm-out discussions with several companies;
•	Continued to reduce its G&A before severance costs; and
•	Ended the quarter with a cash balance of $17.8 million and a working capital balance of $17.1 million.

OUTLOOK

The Company’s forward strategy includes continuing to seek joint venture partners for its oil and gas acreage in the San Joaquin basin, California. The benefits are expected to be twofold; it is anticipated to create drilling activity on Zodiac’s lands, reducing our working interest to a level commensurate with a Junior E&P company, and enable the Company to reduce cash expenditures on land lease payments, thereby preserving the Company’s capital.

Zodiac is currently in active discussions with several companies interested in the potential of Zodiac’s acreage. While we remain focused on seeking partners, the Company continues to evaluate potential drilling locations which maybe drilled in the future.

Zodiac also continues to identify and evaluate potential corporate transactions both in California where it would complement existing operations and in other jurisdictions, both domestically and internationally, drawing on the company’s extensive Board and management experience.

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SUMMARY OF OPERATIONS

During the second quarter, Aera commenced drilling operations on the Aera - Mortgage 881D-15 well on Zodiac’s Mortgage block in the San Joaquin basin, California in fulfillment of the drilling obligation for the initial vertical well as required under the Farmout Agreement. The well was designed to reach an estimated final vertical depth of approximately 4,572 meters (15,000 feet) in order to penetrate and evaluate the thick, regional Monterey and Kreyenhagen formations, both of which, from previous wells drilled in the vicinity by Zodiac and other industry participants, have demonstrated the potential to contain very large accumulations of oil in these established source rocks. Subsequent to the quarter end, the well reached its total vertical depth and has been temporarily suspended and currently remains on a tight-hole status. Aera has further advised that it will make a decision in due course on drilling the horizontal well section, as required by the Farmout Agreement.

The Company holds an option to earn lands by drilling on a prospect designated as the Hawk acreage (7,000 Gross, 3,900 Net acres) and Zodiac was required to make an election to drill on those lands by March 31, 2013. The Company has determined that these lands are not sufficiently prospective and accordingly has elected not to commit to drilling the well thereby relinquishing its option to earn an interest in these lands.

During the quarter the Company elected not to exercise its option to drill on certain option lands comprising 8,000 non-contiguous and non-core net acres of land, which were initially assigned to Zodiac under the farmout agreement between Zodiac and Bayswater Exploration and Production, LLC ("Bayswater") dated November 1, 2010. In accordance with the agreement, these lands were re-assigned to Bayswater. All of these option lands are on the outer edge of the Company’s core area and were not critical to the Company’s present or planned operations.

At March 31, 2013, the Company has accumulated a deficit of $48.4 million (September 30, 2012 - $46.0 million) since inception and expects to incur further losses in the development of its business, which is typical of an oil and gas exploration company in the early stages of development. As at March 31, 2013, the Company’s cash balance was $17.8 million (September 30, 2012 - $20.3 million) primarily generated from warrant exercises and financings completed in 2010 and 2011.

To date, the Company has had minor oil and gas revenues included as an offset to capital expenditures and is considered to be in the development stage as defined by the Financial Accounting Standards Board Accounting Standard’s Codification 915.

CORPORATE HISTORY AND BACKGROUND

Zodiac is in the pre-commercial production stages of its oil and gas exploration and development program on its land holdings in California, USA (San Joaquin Valley, California). The Company holds varying working interests in approximately 74,000 net acres in the San Joaquin Basin in California. The primary acreage in California is the Jaguar area, characterized as naturally fractured, low permeability sandstone, siltstone and shale contained in the Whepley, Vaqueros and Kreyenhagen formations. Management believes that this acreage position contains a major accumulation of light oil and further believes that through the application of established oilfield drilling, completion and production technologies and methodologies Zodiac will be able to ultimately prove the commercial productivity of these lands.

On August 19, 2010, Zodiac Exploration Corp. (“Old Zodiac”) entered into an Arrangement Agreement with Peninsula Resources Ltd. (“Peninsula”), and a wholly-owned subsidiary of Peninsula, 1543081 Alberta Ltd., to effect a reverse takeover transaction (“RTO”). Under the Arrangement Agreement, Old Zodiac amalgamated with 1543081 Alberta Ltd and the continuing corporate entity post-amalgamation was named Zodiac Exploration Corp. Peninsula, the parent entity, was renamed Zodiac Exploration Inc. (TSX-V:ZEX). This transaction was successfully completed on September 28, 2010 and shares of ZEX began trading on October 6, 2010.

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SELECTED QUARTERLY FINANCIAL INFORMATION

(All amounts except per share amounts in this table are expressed in thousands)s)

		For the three months ended
	March 31, 2013 $	December 31, 2012 $	September 30, 2012 $	June 30, 2012 $	March 31, 2012 $	December 31, 2011 $	September 30, 2011 $	June 30, 2011 $
Total assets	73,999	75,589	76,180	77,506	104,459	106,968	109,198	108,067
Cash flow used in operating activities	1,526	330	4,032	1,153	784	907	2,929	1,077
Capital expenditures	568	404	(899)	1,980	4,604	7,863	10,164	10,487
Interest income	35	37	36	66	51	41	100	29
General and administrative expenses	1,242	1,279	603	1,051	937	1,038	972	1,022
Foreign exchange loss/(gain)	(71)	(55)	(34)	(67)	139	157	(977)	(79)
Stock based compensation	(192)	264	92	(16)	236	187	310	894
Impairment of oil and gas properties	—	—	—	23,162	—	—	25	—
Depreciation and accretion	11	11	144	36	154	6	14	11
Net loss	955	1,462	550	24,319	1,415	1,347	244	1,819
Per share (basic and diluted)	(0.00)	(0.00)	(0.00)	(0.07)	(0.00)	(0.00)	(0.00)	(0.01)

Interest income was generated from interest received on cash held in bank deposits and term deposits obtained throughout the period. Compared to the three months ended March 31, 2012, interest was higher principally due to higher cash balances held in the periods.

General and administrative expenses (“G&A”) during the three and six months ended March 31, 2013 were $1,242,000 and $2,521,000, compared to $937,000 and $1,973,000 during the three and six months ended March 31, 2012, including severance costs. In the absence of severance costs related to reorganizing the executive group; G&A for the first and second quarters of 2013 would have been $705,900 and $1,384,800 respectively. The overall decrease in G&A (excluding severance) during the six month period ended March 31, 2013 compared to the six month periods ended March 31, 2012, and decrease quarter over quarter, was attributable to reductions in personnel as the Company started concentrating on furthering various joint venture opportunities and is no longer actively drilling, which previously required higher staff levels. Given the lack of Company operated drilling activity, the Company capitalized only $26,000 of G&A expense for the three and six months ended March 31, 2013 versus $105,000 and $136,000 respectively for the same periods in 2012. G&A expenses are comprised mainly of personnel costs, consulting services, professional fees, travel expenditures and office expenses.

Foreign exchange gain during the three and six months ended March 31, 2013 was $71,000 and $126,000 as compared to loss of $139,000 and $297,000 for the prior year period. The gain for the three and six months ended March 31, 2013 relates to liabilities and purchases in the quarter being settled at a lower average rate than when incurred. The three and six month gain ended March 31, 2013 is primarily a result of the rising U.S. dollar (against the Canadian dollar) as it relates to the Company’s USD liabilities, partially offset by USD holdings.

Stock-based compensation during the three and six months ended March 31, 2013 was ($192,000) and $72,000 (March 31, 2012 of $236,000 and $423,000). The decreased level of expenditure over the same three and six month period in the prior year is primarily due to forfeitures of stock options as a result of staff reductions.

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CAPITAL EXPENDITURES

A summary of the Company’s Property, Plant and Equipment additions to date are summarized below:

(All amounts in this table are expressed thousands	March 31, 2013 $	September 30, 2012 $
Beginning balance	54,465	64,477
Land acquisitions and lease rentals additions	956	3,830
Geology and seismic additions	16	73
Drilling and completions additions	-	9,425
Asset retirement obligation additions	-	(177)
Other fixed assets additions	-	24
Accumulated depreciation and impairments	-	(23,162)
Accumulated Depreciation	(9)	(28)

Total	55,428	54,465

Since its inception, the Company’s Property, Plant and Equipment additions have been $55.4 million, net of depreciation and impairments (September 30, 2012 - $54.5 million).

The capital expenditures during the six months ended March 31, 2013 primarily related to ongoing lease rental costs related to its properties in California.

LIQUIDITY & CAPITAL RESOURCES

Liquidity

The Company’s liquid assets are comprised of cash, short-term deposits and accounts receivable from joint venture billings with industry partners. Cash and short-term deposits are maintained on demand with the Company’s banker and represent minimal liquidity risk to the Company. In view of the current economic climate, Zodiac has made an assessment of accounts receivable and reports that 93% of amounts outstanding at March 31, 2013 have been received and the balance is expected within existing payment terms. The Company believes that minimal exposure exists with these particular accounts and sufficient security exists to recover amounts due to the Company in the event of default.

Management of the Company’s liquidity involves the careful assessment of its capital requirements. This assessment considers; the stage and success of the Company’s evaluation activities to date; the continued and future participation of the Company’s partners in evaluation activities; and financial market conditions. Zodiac’s current assessment of financial markets suggests its access to debt and equity funding will be limited and accordingly has taking steps to minimize capital expenditures and preserve its liquid assets in 2013.

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Capital Resources

The Company exited the quarter with positive working capital of $17.1 million (including cash and cash equivalents of $17.8 million) compared to $18.8 million at December 31, 2012 (including cash and cash equivalents of $20.4 million). The reduction in working capital was primarily the result of expenditure on general and administrative costs including executive severance payments and on the company’s land rental obligations. Zodiac’s revenue is incidental to its operations and is comprised entirely of interest earned on cash and cash equivalent balances and short-term investments. Zodiac invests the short-term investments with a major Canadian financial institution. Zodiac has no outstanding bank debt or other interest-bearing indebtedness as at March 31, 2013.

In view of current financial market conditions and management’s need to preserve cash the Company initiated a joint-venture campaign on its lands in California in 2012. During the quarter ended December 31, 2012 the Company entered into the Farmout Agreement whereby Aera has acquired the right to earn a 50% interest in up to approximately 19,600 net acres of Zodiac lands located in Kings County, California. The Farmout Agreementis comprised of two phases whereby Aera is required to pay 100% of the costs of drilling a vertical well and a horizontal well in each phase. Upon fulfillment of the drilling commitments in Phase 1, Aera will earn a 50% interest in approximately 9,800 acres and upon fulfillment of the drilling commitments in Phase 2, Aera will earn a 50% interest in approximately 9,800 acres. As a result, the Company does not anticipate spending its own capital resources on drilling on these lands during the current fiscal year. Therefore, its capital resource requirements will be much reduced in 2013. During the current quarter the Company continued discussions with several other potential farm-out partners, which if successful, would be expected to further reduce the demands on the Company’s capital resources. In the event the Company is unable to secure further joint ventures, it may be required to either drill an earning well, before the end of 2013, to preserve ownership of certain lands (approximately 10,900 acres gross, 7,700 acres net) or drop these lands.

Zodiac’s capital requirements for 2013 are limited to oil & gas lease rentals, general and administrative expenditures and potentially the drilling of one earning well. Management believes that through existing cash and cash equivalents it will have adequate funding to support the Company’s general operations and capital expenditure programs to the end of its 2013 fiscal year and beyond.

During the three months and six months ended March 31, 2013 and up to the date of this MD&A, the Board of Directors of the Company approved the issuance of 3,000,000 and 11,450,000 options, respectively, to officers, directors, employees and consultants.

The Company holds an operating lease agreement for office space in Calgary, Alberta commencing on March 1, 2012 and ending on February 28, 2017. The annual, average, basic rent obligation is $110,000 payable in monthly installments of $9,000. In addition to the basic rent, additional costs are payable monthly, and includes the Company’s proportionate share of all building operating costs and taxes of approximately $9,000 per month.

The Company holds a five-year lease for its office space in Bakersfield, California commencing July 1, 2012. The annual, average, basic rent obligation will be US$77,000 per annum, payable in average monthly installments of USD$6,000. In addition, to the basic rent, additional costs are payable monthly, and includes the Company’s proportionate share of all building operating costs and taxes of approximately $1,000 per month.

Zodiac assesses its financing requirements and its ability to access equity or debt markets on an ongoing basis. This assessment considers: the stage and success of the Company’s evaluation activities to date; the continued participation of the Company’s partners in evaluation activities; and financial market conditions.

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Zodiac intends to continue to maintain financial flexibility and monitor its financing requirements along with its ability to access the equity markets. It is possible that future economic events and global conditions may result in further volatility in the financial markets, which could negatively impact Zodiac’s ability to access equity or debt markets in the future. Any inability to access equity or debt markets for sufficient capital, at acceptable terms, and within required timeframes, could have a material adverse effect on Zodiac’s financial condition, results of operations and prospects. Further discussion of these risks may be found in the “Business Risks and Uncertainties” section of this MD&A.

TRANSACTIONS WITH RELATED PARTIES

An officer of the Company is a partner in a firm that provides legal advice to the Company. In the three and six months ended March 31, 2013; $56,099 and $99,216 respectively was charged to the Company by said firm (2012 - $32,812 and $60,610 respectively).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The discussion and analysis of our financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the Unites States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, related disclosure of contingent assets and liabilities and oil and gas properties. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our financial statements. Below, we have provided expanded discussion of our more significant accounting policies, estimates and judgments for our financial statements. We believe these accounting policies reflect the more significant estimates and assumptions used in preparation of the financial statements.

The Company views the following estimates as critical:

Income Tax

Income taxes are accounted for using the liability method of income tax allocation. Under the liability method, future income tax assets and liabilities are recorded to recognize future income tax inflows and outflows arising from the settlement or recovery of assets and liabilities at their carrying values. Future income tax assets are also recognized for the benefits from tax losses and deductions that cannot be identified with particular assets or liabilities, provided those benefits are more likely than not to be realized. Future income tax assets and liabilities are determined based on the substantively enacted tax laws and rates that are anticipated to apply in the period of realization.

Oil and Gas Properties

The Company follows the full cost method of accounting whereby all costs related to the acquisition are initially capitalized. Costs capitalized include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties, costs of drilling productive and non-productive wells, together with overhead and interest directly related to exploration and development activities, and lease and well equipment.

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Costs capitalized are to be depleted and amortized on a cost-centre basis using the unit-of-production method based on estimated proved petroleum and natural gas reserves before royalties as determined by independent engineers. In determining its depletion base, the Company includes estimated future capital costs to be incurred in developing proved reserves and excludes the cost of significant unproved properties until it is determined whether proved reserves are attributable to the unproved properties or impairment has occurred. Unproved properties are evaluated separately for impairment based on management’s assessment of future drilling and exploration activities. The Company’s decision to withhold costs from amortization and the timing of the transfer of those costs into the depreciating asset base involve significant judgment and may be subject to changes over time based on several factors, including drilling plans, availability of capital, project economics and results of drilling on adjacent acreage. During the period there has been nil production, and a depletion expense was not recognized.

Costs capitalized are periodically assessed for impairment after considering geological data and other information. A loss is recognized at the time of impairment by providing an impairment allowance.

As at March 31, 2013, the Company had oil and gas properties with a net book value of $55.4 million (September 30, 2012 - $54.5 million) included in Property, Plant and Equipment on the balance sheet. During the six months ended March 31, 2013, management considered whether events occurred or conditions existed, as at period end, that would indicate that net carrying amounts would not be recoverable from estimated future cash flows. Management has determined that, other than those amounts already claimed in prior periods, there was no additional asset impairment in the quarter.

Future Development and Abandonment Costs

The Company recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which a well or related asset is drilled, constructed or acquired and when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, and equals the present value of estimated future cash flows, discounted using a risk-free interest rate adjusted for the Company’s credit standing. The liability accretes until the date of expected settlement of the retirement obligations or the asset is sold and is recorded as an accretion expense. Asset retirement costs are capitalized as part of the carrying value of the related assets. The capitalized amount is amortized to earnings on a basis consistent with depreciation and depletion of the underlying assets. Actual restoration expenditures are charged to the accumulated obligation as incurred. Any settlements are charged to income in the period of settlement. Holding all other factors constant, if our estimate of future abandonment and development costs is revised upward, earnings would decrease due to higher depletion, depreciation & accretion expense. Conversely, should these estimates be revised downwards, earnings would increase.

The Company develops estimates of these costs on a location-by-location basis, and as these costs typically extend many years into the future, estimating these future costs is difficult and requires management to make judgments that are subject to future revisions based upon numerous factors, including changing technology and the political and regulatory environment. We review our assumptions and estimates of future development and future abandonment costs on an annual basis.

Revenue Recognition

Revenue from the sale of petroleum and natural gas is recorded on a gross basis when title passes to an external party, and is recognized based on volumes delivered to customers at contractual delivery points, and when the significant risks and rewards of ownership have been transferred to the buyer and collectability is reasonably assured.

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As at March 31, 2013, the Company has not recognized revenue from the sale of petroleum and natural gas as commercial production has not yet occurred, other than incidental production from testing that is net against capital costs.

Stock-based Compensation

The Company records compensation expense in the consolidated financial statements for stock options granted to employees, consultants and directors using the fair-value method. Fair-values are determined using the Black-Scholes option pricing model, which is sensitive to the estimate of stock price volatility and the options’ expected life. During the quarter, the Company determined that a higher forfeiture and volatility rate would provide a better estimate of value based on estimates of future volatility and forfeiture rates. The volatility and forfeiture rates used at March 31, 2013 were 141.67% and 27.97%, respectively (March 31, 2012 71.11% and 1.94%).

Financial Instruments

The fair-values of financial instruments, which include cash and cash equivalents, other receivables, accounts payable and accrued liabilities approximate their carrying values due to the relatively short maturity of these instruments.

RECENT ACCOUNTING PRONOUNCEMENTS

The Company has reviewed recently issued, but not yet adopted, accounting standards in order to determine their impact, if any, on the consolidated financial position, results of operations, and cash flows of the Company. Based on its review, the Company does not believe that any of the proposed accounting standards will have a significant impact on its financial position, results of operations, or cash flow.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations, or with respect to any obligation under a variable interest equity arrangement.

OUTSTANDING SHARE DATA

Authorized capital:

Unlimited number of common shares with voting rights.

Unlimited number of preferred shares, issuable in series.

Issued and outstanding as of the date of this MD&A:

•	359,635,408 common shares.
•	0 preferred shares.

Warrants outstanding as of the date of this MD&A:

24,445,706 with an exercise price of $0.414. 12,325,008 expire on March 17, 2015, 11,088,539 expire on April 1, 2015 and 1,032,159 expire on April 9, 2015.

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BUSINESS RISKS AND UNCERTAINTIES

The Company is subject to various risks and uncertainties, including, but not limited to, those listed below:

Oil and Gas Exploration and Development

The oil and gas industry is extremely competitive in all aspects including the acquisition of oil and gas interests, the marketing of oil and natural gas, and acquiring or gaining access to necessary drilling equipment, services and supplies. Zodiac competes with numerous other companies in the search for and acquisition of prospective oil and gas plays.

Zodiac is subject to all risks and hazards inherent in the business involved in the exploration for, and the acquisition, development, production and marketing of oil and natural gas. Many of these inherent risks cannot be compensated for, even with the combination of experience, knowledge and careful planning of a competent technical team. The risks and hazards typically associated with oil and gas operations include equipment failure, fire, explosion, blowouts, sour gas releases, pipeline ruptures and oil spills, each of which could result in substantial damage to oil and gas wells, production facilities, other property, the environment or personal injury.

In addition, inherent risks include the lack of certain sub-surface geological and geophysical and reservoir parameters, the presence of which are often times required and consistent with a sub-surface accumulation of hydrocarbon substances.

Hydraulic Fracturing

The proliferation of the use of hydraulic fracturing as a recovery technique employed in oil and natural gas drilling has given rise to increased public scrutiny of its environmental aspects, particularly with respect to its potential impact on local aquifers. The Company and its partners intend to utilize hydraulic fracturing in connection with the completion operations for the wells it plans to drill on the acreage of the Company. Negative public perception of hydraulic fracturing has placed pressure on governments in the jurisdictions where the Company operates to examine additional regulatory requirements or limitations on the utilization of hydraulic fracturing. Such measures, if implemented, could materially restrict the Company's operations and substantially increase its exploration and development costs and would be expected to have a material adverse effect on Zodiac’s business, prospects and results of operations.

Capital Requirements

To finance future operations, Zodiac may require financing from external sources including, but not limited to, issuance of common or preferred shares, issuance of debt or implementation of working interest farm-out agreements. There can be no assurance that such financing will be offered on acceptable terms, or that it will be available at all to the Company. If additional financing is raised through the issuance of equity or convertible debt securities, control of the Company may change and the interests of shareholders in the net assets of Zodiac may be diluted. If unable to secure financing on acceptable terms, Zodiac may have to cancel or postpone certain of its planned exploration and development activities, which may ultimately lead to Zodiac’s inability to fulfill the minimum work obligations under various farm-in agreements, and potentially to the forfeiture of existing land holdings. Availability of capital will also directly impact the Company’s ability to take advantage of additional farm-in and acquisition opportunities.

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Operations

Zodiac’s largest land position relates to the oil and gas projects located in Kings & Kern Counties, California, USA, which is currently its primary focus. Uncertainties include, but are not limited to: a change in the general regulatory environment; a change in environmental protection policies; or a change in taxation policies. In addition, the Company leases land from various leasors on a fixed term basis, there is no guarantee that the Company will be able to renew such leases when they become due for renewal. These uncertainties, all of which are beyond the Company’s control, could have a material adverse effect on Zodiac’s business, prospects and results of operations. Zodiac will require licenses or permits from various governmental authorities to carry out future exploration, development and production activities. There can be no assurance that Zodiac will be able to obtain all necessary licenses and permits when required.

Uncertainty of Title

Although Zodiac conducts a thorough title review prior to acquiring additional acreage in its areas of interest, such reviews do not guarantee that an unforeseen defect in the chain of title will not arise that may call into question Zodiac’s interest in its land holdings. Any uncertainty with respect to one or more of Zodiac’s leasehold interests could have a material adverse effect on the Company’s business, prospects and results of operations.

Foreign Operations

Zodiac operates in the United States and consequently, if legal disputes arise related to oil and gas leases acquired by Zodiac, these disputes would likely be subject to the jurisdiction of courts other than those of Canada.

Operational Uncertainties

In carrying out its planned exploration program, Zodiac is subject to various risks including, but not limited to: the availability of equipment, manpower and supplies; the effects of weather on drilling and production; and operating in a safe and environmentally responsible fashion.

The Company attempts to mitigate these business risks by: working with qualified operators and/or operating the majority of properties to control the amount and timing of capital expenditures; restricting operations to areas where locations are accessible, operating and capital costs are reasonable and on-stream times are shorter; drilling wells in areas with multiple, high-deliverability zone potential; striving to maintain cost-effective operations; relying on third-party competence and experience; using current technology to maximize production and recoveries, and reduce operating costs and environmental impacts; and maintaining memberships in appropriate industry organizations.

Dependence on Management

The Company strongly depends on the technical and business expertise of its management team and there is little possibility that this dependence will decrease in the near term. The directors of the Company are taxed with ensuring that the management team has the required skills and expertise, and will from time-to-time make changes in the management team to better align it with the Company’s goals and objectives. An unplanned, unexpected loss of any member of the management team may have a material adverse impact on the operations of the Company.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

In connection with National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) adopted in December 2008 by each of the securities commissions across Canada, the Chief Executive Officer and Chief Financial Officer of the Company will file a Venture Issuer Basic Certificate with respect to the financial information contained in the unaudited interim financial statements and the audited annual financial statements, and accompanying Management’s Discussion and Analysis.

The Venture Issuer Basic Certification does not include representations relating to the establishment and maintenance of disclosure controls and procedures, and internal control over financial reporting; as defined in NI 52-109, as there are inherent limitations on the ability of certifying officers of a venture issuer to design and implement the above-mentioned controls on a cost-effective basis.

FORWARD-LOOKING STATEMENTS

Certain information contained herein may constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities laws, including the Company's search for additional joint venture partners and the anticipated benefits therefrom; Aera’s future decision in respect of additional drilling under the Farmout Agreement; management’s belief that the Company’s acreage position contains a major accumulation of light oil and that the prospectivity and potential for such lands; the Company’s expectations regarding the future use of its capital resources and the allocation thereof; and, the potential source and nature of the future funding requirements of the Company. Forward-looking statements look into the future, and provide an opinion as to the effect of certain events and trends on the business.  Forward-looking statements are based on the estimates and opinions of the Company’s management at the time the statements were made.  Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.  Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. Such risks include, but are not limited to; operational risks in exploration, development and production; delays or changes in plans; competition for and/or inability to retain drilling rigs and other services; competition for, among other things, capital, existence or acquisitions of reserves and resources, undeveloped lands, skilled, competent personnel and supplies; governmental regulation of the oil and gas industry, including environmental regulation; geological, technical, drilling and processing problems and other difficulties in finding, developing and producing resources and reserves and the additional risks set forth under the heading “Risk Factors” in the Company’s annual information form for the year ending September 30, 2012 dated November 27, 2012 and available under the Company’s SEDAR profile at www.sedar.com.

The Company assumes no obligation to update forward-looking statements should circumstances or management’s estimates change except as may be required by applicable securities laws.

The material assumptions that were applied in making the forward-looking statements in this MD&A include: execution of the Company’s existing plans for each of its projects, which may change due to changes in the views of the Company, or if new information arises, which makes it prudent to change such plans; and execution of the Company’s plans to seek out additional opportunities in the natural resource sector, which are dependent in part on global economic conditions and upon the prices of commodities and natural resources; and, that management has made the correct interpretation and assessment of the seismic and other exploration data in respect of its acreage position and that assuming such correct interpretation has been made, that anticipated resources will be able to be commercially developed.

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Readers are urged to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities Commissions in certain Provinces of Canada and the Securities and Exchange Commission.

Additional information about Zodiac and its business activities is available on SEDAR at http://www.sedar.com, EDGAR at http://www.sec.gov/edgar, and at http://www.zodiacexploration.ca.

DATE: This MD&A is dated May 22, 2013.

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